FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Directorate Changes

Further to the announcement made on 4th March 2011 regarding the appointments of Ms Judy Lewent and Ms Stacey Cartwright as Non-Executive Directors with effect from 1 April 2011, the Company confirms that there are no further disclosures to be made in accordance with Listing Rule 9.6.13R.

The Company lists below details of their interests in the Ordinary shares of GlaxoSmithKline plc:

Number of Ordinary Shares
Ms J Lewent	-
Ms S L Cartwright	121

V A Whyte
Company Secretary

11 March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 11, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc